October 6, 2022

Via EDGAR Transmission

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski and Amanda Ravitz

Re:	Archrock, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on March 16, 2022
File No. 001-33666

Dear Ms. Gowetski and Ms. Ravitz:

This letter sets forth the responses of Archrock, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 16, 2022 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A (the “2022 Proxy Statement”) filed with the Commission on March 16, 2022.

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comments the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Proxy Statement on Schedule 14A relating to its 2023 annual meeting of stockholders, in lieu of filing amendments to its 2022 Proxy Statement.

Definitive Proxy Statement on Schedule 14A, filed March 16, 2022

General

1.	Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion of reasons we believe our leadership structure is appropriate given our specific characteristics and circumstances, including a discussion of when we might consider combining the Chairman (the “Chair”) of the Company’s Board of Directors (the “Board”) and CEO roles, when shareholders would be notified about such a change and whether shareholder input would be sought prior to such a change.

9807 Katy Freeway

Houston, TX 77024

281.836.8000

archrock.com

Securities and Exchange Commission

October 6, 2022

2.	Please expand upon the role that your Independent Chairman plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Independent Chairman may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion of the role of the Chair of the Board in the leadership of the Board, including the Chair’s role in the Board’s communication with shareholders and other stakeholders, in the Board’s consideration of risk matters and in the design of the Board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Securities and Exchange Commission

October 6, 2022

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand on the Board’s administration of its risk oversight function, including the timeframe for risk evaluation and application of different oversight standards, the role of outside advisors and experts and the Company’s management in identifying potential threats and risks, the reporting structure for the Chief Compliance Officer (or equivalent function) and the connection between the risk oversight process and our disclosure controls and procedures.

*   *   *   *

Securities and Exchange Commission

October 6, 2022

Please direct any questions or comments regarding this correspondence to our counsel, Nick S. Dhesi of Latham & Watkins LLP, at (713) 546-7409.

Sincerely,

By:	/s/ D. Bradley Childers
Name: D. Bradley Childers
Title: President, Chief Executive Officer and Director

Cc:	Stephanie C. Hildebrandt, Senior Vice President, General Counsel and Secretary
Ryan J. Maierson, Latham & Watkins LLP
Nick S. Dhesi, Latham & Watkins LLP